TIME WARNER CABLE INC.
290 Harbor Drive
Stamford, CT 06902
February 13, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Time Warner Cable Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-138052
Ladies and Gentlemen:
          In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), Time Warner Cable Inc. (the “Registrant”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), together with all exhibits thereto, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.
          The Registrant has determined not to proceed at this time with the registration of its Class A common stock, par value $0.01 per share (the “Common Stock”), which sought to register Common Stock to be sold by Adelphia Communications Corporation (“Adelphia”) as contemplated by the Registration Statement due to the fact that Adelphia has instead elected to distribute its holdings of Common Stock to be sold under the Registration Statement to its stakeholders in accordance with a plan of reorganization under chapter 11 of title 11 of the United States Code, which was confirmed by the court having jurisdiction over Adelphia’s bankruptcy proceedings on January 5, 2007. The Registrant confirms that no shares of the Common Stock have been or will be issued or sold pursuant to the Registration Statement.
          The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     If you have any questions with respect to this request, please call John C. Kennedy, Esq. of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Registrant at (212) 373-3025.

Sincerely,

TIME WARNER CABLE INC.

By:	/s/ John K. Martin

Name:	John K. Martin
Title:	Executive Vice President and Chief Financial Officer

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP